EXHIBIT 2
FOIA CONFIDENTIAL TREATMENT
REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0008
EXHIBIT 2 – Quicksilver Resources Inc. Canadian Property and Casualty Insurance Program [**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]